August 31, 2006 Summary of Consolidated Financial Statement (TRANSLATION)

October 20, 2006
The Daiei, Inc.
4-1-1, Minatojima Naka-machi
Chuo-ku, Kobe 650-0046, Japan
(URL http://www.daiei.co.jp/)



- Securities code No.8263
- The Shares of the Company are listed on the first section of the Stock Exchange in Tokyo, Osaka and Nagoya, and on the Stock Exchange in Fukuoka and Sapporo.
- Annual Closing date: The last day of February
- We adopt Imterim dividends system and unit stock system; 1 unit = 50 shares.
- Representative: Toru Nishimi President
- Inquiries relating to this announcement should be made to:

Hideaki Shiraishi
Divisional Manager
Accounting Division
Tel: +81-3-6388-7335

Notes

- The financial statements of the six months ended August 31, 2006 were approved at the meeting of the Board of Directors held on October 20, 2006.
- Name of parent Company and other
  :Marubeni Corporation and the other company
- The percentage of voting right held by parent company and other : 44.6%
- Accounting change : None

1. Consolidated business results (from March 1, 2005 to August 31, 2006)

(1) Business results

	Operating revenues		Operating income		Ordinary profit	
	[In millions of yen]		[In millions of yen]		[In millions of yen]	
August 31, 2006	672,112	(22.3%)	25,450	41.9%	19,600	128.9%
August 31, 2005	865,171	(7.5%)	17,934	(28.7%)	8,562	(48.5%)
February 28, 2006	1,675,127		44,527		24,268	

	Net income		Net income per share	Diluted earnings per share
	[In millions of yen]		[In yen]	[In yen]
August 31, 2006	13,353	(96.8%)	67.43	67.35
August 31, 2005	414,214	—	2,746.94	2,345.23
February 28, 2006	413,160		2,371.74	2,205.20

Notes

(1) Percent indication of Operating revenues, Operating income, Ordinary profit and Net income are rate of change between August 31, 2005.

(2) Equity in net profit of affiliates [In millions of yen]

	[In millions of yen]
For the term ended August 31, 2006	551
For the term ended August 31, 2005	(873)
For the term ended February 28, 2006	(3,653)

(3) We carried out a 1-for-10 reverse stock split of outstanding ordinary stocks at May 10, 2005.
''Numbers of shares average'', "Net income per share" and "Diluted earnings per share" are calculated on the premise that the stocks were split down at the beginning of the period.

(2) Financial condition

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Net worth per share
	[In millions of yen]	[In millions of yen]		[In yen]
August 31, 2006	1,235,598	161,021	10.2%	634.19
August 31, 2005	1,530,023	116,504	7.6%	588.38
February 28, 2006	1,343,307	112,632	8.4%	568.85

(3)Statement of cash flows [Increase (Decrease) in cash]

[In millions of yen]

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of term
August 31, 2006	(7,516)	31,944	(51,142)	142,622
August 31, 2005	(26,833)	80,688	(81,007)	177,513
February 28, 2006	12,005	115,526	(163,213)	169,336

(4)Number of consolidated subsidiaries, unconsolidated subsidiaries and affiliates which are accounted for using the equity method.

	2006	Increase	Decrease
Consolidated subsidiaries	63	1	15
Unconsolidated subsidiaries for using the equity method	—	—	—
Affiliates for using the equity method	11	—	—

2. Forecast of consolidated operations for the year ending February 28, 2007 : [In millions of yen]

	Operating revenues	Ordinary profit	Net income
February 28, 2007	1,290,000	40,000	50,000

(Reference) Net income per share: 252.49(In yen)

*As the above forecast is based on the information available as of the date of this announcement, actual result is subject to the various factors in future.

Note

＊1. The common shares mentioned above include the number of Class *Kou* shares applied by under if converted method.

＊2. Used formula of consolidated operations for the six months ended August 31, 2006

・Net income per share

Net income for common share／Number of common shares average at the six months ended August 31, 2006

・Diluted earnings per share

Net income for common share／(Numbers of common shares average at the six months ended August 31, 2006 + Number of diluted shares)

・Net worth per share

Amount of shareholders' equity as of August 31, 2006 for common share／Number of outstanding common shares at the six months ended August 31, 2006

＊3. Used formula of forecast of consolidated operations for the year ending February 28, 2007 expected net income per share

Expected net income for common share／Numbers of outstanding common shares at the six months ended August 31, 2006

※1 Number of outstanding shares average (consolidated) [In thousands of shares]

	As of August 31,		As of February 28,
	2005	2006	2006
Common shares	80,872	98,292	89,497
Class *Koh* shares	61,791	99,733	80,606
Class-A preferred shares	1,711	—	863
Class-B preferred shares	1,711	—	863
Class-D (1) preferred shares	3,260	—	1,643
Class-D (2) preferred shares	3,260	—	1,643
Class-E preferred shares	19,021	—	9,589
Class-F preferred shares	30,434	—	15,342
Class-G preferred shares	19,021	—	9,589

※2 Number of outstanding shares at the end of the term (consolidated) [In thousands of shares]

	As of August 31,		As of February 28,
	2005	2006	2006
Common shares	98,273	98,263	98,266
Class *Koh* shares	99,733	99,733	99,733